FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of March 2009

Commission File Number: 0-16350

WPP PLC

(Translation of registrant’s name into English)

6 Ely Place, Dublin 2, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

Concurrently with the filing of this report on Form 6-K, WPP plc (the “Company”) is filing a registration statement on Form F-3 (the “Registration Statement”) in connection with a consent solicitation to the holders of the 5.875% Notes due 2014 issued by the Company’s subsidiary WPP Finance (UK) (the “Notes”) and the granting by the Company of a guarantee of the Notes. The Company is filing this report on Form 6-K for the purpose of presenting its results for 2005, 2006 and 2007 and the six months ended 30 June 2008 and its preliminary results for 2008 in a format that can be incorporated by reference into the Registration Statement and to reflect changes caused by the corporate restructuring of the Company’s group and the revisions to the guarantors of the Notes.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, government compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

EXHIBIT INDEX

Exhibit No.	Description
1	Unaudited Interim Consolidated Financial Statements of WPP Group plc for the six months ended 30 June 2008 and 2007
	(i)	Unaudited condensed consolidated interim income statement for the six months ended 30 June 2008 and 2007
	(ii)	Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2008 and 2007
	(iii)	Unaudited condensed consolidated interim statement of recognized income and expense for the six months ended 30 June 2008 and 2007
	(iv)	Unaudited condensed consolidated interim balance sheet as at 30 June 2008 and 2007
	(v)	Notes to the unaudited interim consolidated financial statements
2	Operating and Financial Review for the period ended 30 June 2008
3	Consolidated Financial Statements of WPP Group plc as of and for the years ended 31 December 2007, 2006 and 2005
	(i)	Report of Independent Registered Public Accounting Firm
	(ii)	Accounting policies
	(iii)	Consolidated income statements for the years ended 31 December 2007, 2006 and 2005
	(iv)	Consolidated cash flow statements for the years ended 31 December 2007, 2006 and 2005
	(v)	Consolidated statements of recognised income and expense for the years ended 31 December 2007, 2006 and 2005
	(vi)	Consolidated balance sheets at 31 December 2007 and 2006
	(vii)	Notes to the consolidated financial statements
4	Preliminary results of WPP plc for the year ended 31 December 2008
	(i)	Preliminary results discussion
	(ii)	Unaudited preliminary consolidated financial statements for the year ended 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf of the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)

Date: March 27, 2009	By:	/s/ Paul Richardson
Paul Richardson
Group Finance Director

3